August 3, 2007
     VIA EDGAR CORRESPONDENCE AND FEDERAL EXPRESS
H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington D.C. 20549-7010

Re:	Foothills Resources, Inc.
Amendment No. 4 to Registration Statement on Form SB-2
Filed May 30, 2007
File No. 333-137925
Dear Mr. Schwall:
We are writing in response to your letter dated June 27, 2007, regarding Amendment No. 4 to the Registration Statement on Form SB-2 of Foothills Resources, Inc. (the “Company”), filed with the Securities and Exchange Commission (the “Commission”) on May 30, 2007, File Number 333-137925 (the “Registration Statement”). This letter accompanies Amendment No. 5 to the Registration Statement (the “Amended Registration Statement”), filed with the Commission on the date hereof. To facilitate your review of our response, we are including your comments in boldface type, followed by our response and cross-references to the pages of the Amended Registration Statement where the corresponding revisions to the Registration Statement may be found.
Form SB-2/A4 Filed May 30, 2007
General
1.	Please make corresponding revisions to future periodic reports for the comments below.
RESPONSE: The Company’s future periodic reports will reflect its responses to the comments.
Business, page 63
Oil and Gas Reserves, page 68
2.	Below your table of total proved reserves as of December 31, 2006, you disclose a measure identified as the “present value of estimated future net revenues after income taxes, discounted at 10%.” We note this measure is not consistent with the Standardized Measure of Discounted Future Net Cash Flows presented in your unaudited Supplemental Oil and Gas Information as of December 31, 2006. This measure appears to be PV-10, which is a non-GAAP measure. Please revise your disclosure to identify such measure as non-GAAP, and provide the disclosures required by Item 10(e) of Regulation S-K.

Mr. Roger Schwall
Securities and Exchange Commission
August 3, 2007

RESPONSE: The table on page 68 of the Amended Registration Statement has been revised to disclose the Standardized Measure of Discounted Future Net Cash Flows.
Financial Statements — Foothills Resources, Inc., page F-1
Notes to Consolidated Financial Statements, page F-6
Note 1 — Summary of Operations and Going Concern, page F-6
3.	In the last paragraph, you provide disclosures that are consistent with entities who have received audit reports from their independent public accounting firm expressing substantial doubt about the entities’ ability to continue as a going concern. However, we note there is no such explanatory paragraph regarding your ability to continue as a going concern in your independent public accounting firm’s report on you consolidated financial statements, as of and for the year ended December 31, 2006, on page F-1. Please revise your disclosure here, as well as elsewhere in your filing where you have made similar disclosure, to not imply that you disagree with your accountants regarding your ability to continue as a going concern, if true.
RESPONSE: The disclosure on page F-6 has been revised to remove the disclosure regarding the Company’s ability to continue as a going concern. Similar revisions were also made on page F-24.
Note 2 — Significant Accounting Policies, page F-6
Concentration of Credit Risk, page F-8
4.	You explain that for the year ended December 31, 2006, revenues from one purchaser accounted for 96% of your oil and gas revenues. However, we were unable to locate your disclosure of the identity of this customer in your disclosures outside of your financial statements, as required by FRR 503.02. Please revise your disclosure accordingly, to identify any purchaser that accounts for greater than 10% of your consolidated revenues.
RESPONSE: The disclosure in Note 2 on page F-9 has been revised to include the name of the only purchaser that accounted for greater than 10% of the Company’s consolidated revenues.
Note 7 — Derivative Instruments and Price Risk Management Activities, page F-13
5.	Please revise your disclosures to identify the net gain or loss and the amount of hedge ineffectiveness recognized in earnings for the reporting periods presented, where you have recorded the realized and unrealized gains and losses within your statements of operations, and the estimated amount of unrealized gains/losses expected to be reclassified into earnings within the next 12 months. See paragraph 45(b) of SFAS 133 for additional guidance.

It also appears that the NYMEX swap price and fair value of the swap contracts covering the period January 2007 — December 2007 was omitted from the disclosure. Please revise accordingly.
RESPONSE: The disclosures in Note 7 on page F-13 and Note 6 on page F-28 have been revised to disclose the net gain recognized in earnings for the respective periods, where the realized and unrealized gains and losses are reflected within the Company’s statements of operations, the estimated amount of

Mr. Roger Schwall
Securities and Exchange Commission
August 3, 2007

unrealized gains expected to be reclassified into earnings within the next 12 months, and the fact that no cash flow hedges were determined to be ineffective during the respective periods. The table in Note 7 on page F-13 was revised to correct the inadvertent omission of the NYMEX swap price and fair value of the swap contracts covering the period January 2007 — December 2007.
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Controls and Procedures, page 42
Conclusion Regarding the Effectiveness of Disclosures Controls and Procedures, page 42
6.	You disclose your officers concluded that your “...disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic reports filed or furnished to the SEC.” Item 307 of Regulation S-B requires you to disclose your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures, as that term is defined in Rule 13a-15(e) of the Exchange Act. The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure. Specifically, the term disclosure controls and procedures also includes controls that are “...designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.” Your officers’ conclusion does not state whether your disclosure controls and procedures are effective at accomplishing these items. Please revise your officers’ conclusion to state whether your disclosure controls and procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act.
RESPONSE: We have filed an amendment to our Form 10-KSB for the fiscal year ended December 31, 2006 to revise the disclosure on page 42 to state our officers’ conclusion that our disclosure controls and procedures are effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.
Engineering Comments
Description of Property, page 67
Oil and Gas Reserves, page 68
7.	We have examined your third party petroleum engineering reserve report. Please furnish to us the following items in hard copy and electronic format:
(a)	Narratives and engineering exhibits (e.g. maps, performance plots, volumetric calculations, well logs) to support your 14 California proved undeveloped locations.

(b)	Discussion of the procedures you used to determine that the Goose Creek Proved Developed Non-Producing wells are amenable to rehabilitation. Include work over prognoses and performance plots for the three largest PDNP wells as well as a schedule of the PDNP wells you have brought to production and the performance results to date.

Mr. Roger Schwall
Securities and Exchange Commission
August 3, 2007

(c)	Discussion of and support for the differences between the projected 2007 operating expense for proved developed producing properties on Table I-PDP and the historical production costs incurred. It appears that the Texas properties alone incurred $4,960 thousand in lease operating expense (page F-30) over the 18 months ending June 30, 2006 or $276,555/month. For 2005, the unit LOE is $12.67/BOE (=$3,358 thousand/265 MBOE). Your projected 2007 LOE for these same producing Texas properties plus the producing California properties is $2,332 thousand or $194,333/month even though the estimated production — 226 MBOE — is within 15% of the 2005 Texas production. The 2007 projected unit LOE is $10.32/BOE (=$2,332 thousand/226 MBOE). Please include spread sheet reconciliation between the incurred, historical LOE components and the projected LOE components you used.
Please direct these engineering items to:
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
Attn: Ronald M. Winfrey
RESPONSE: The requested engineering items were provided to Mr. Winfrey on July 26, 2007.
8.	Please amend your document to include the consent of your third party engineer to be referenced as an expert.
RESPONSE: The consent of Cawley, Gillespie and Associates, Inc. is included in the Amended Registration Statement as exhibit 23.3.
9.	Please amend your document to disclose your Texas and California proved reserves and proved developed reserves separately.
RESPONSE: The tables of Total Proved Reserves and Total Proved Developed Reserves on page 68 have been revised to separately disclose the reserves attributable to Texas and California. The total reserves shown in that table have also been revised to correct minor rounding errors.
Net Quantities of Oil and Gas Produced, page 68
10.	Please revise your disclosure of oil and gas price realizations so that the reader is apprised of the effects of your oil and gas hedging program on the prices you have received.
RESPONSE: The table of Net Quantities of Oil and Gas Produced on page 68 has been revised to include the effects of our oil hedging program. The Company did not have a gas hedging program.
Supplemental Oil and Gas Information
Oil and Gas Reserve Quantities, page F-17
11.	Please amend your document to explain the significant changes through acquisition and through drilling to the disclosed proved reserves as prescribed by Financial Accounting Standard 69, paragraph 11.

Mr. Roger Schwall
Securities and Exchange Commission
August 3, 2007

RESPONSE: Footnotes have been added to the table of oil and gas reserve quantities on page F-17 to explain the significant changes through acquisition and through drilling. The amount of proved developed natural gas reserves was also revised to correct a clerical error.
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We acknowledge the Commission’s response protocol and have filed a pre-effective amendment as well as this response letter by way of EDGAR. In addition, as a courtesy we have sent under separate cover three marked copies of the Amended SB-2/A that will be delivered to the attention of Mr. H. Robert Schwall. Foothills acknowledges that the Staff may have additional comments after reviewing the Amended SB-2/A and this letter. Foothills acknowledges the Commission’s protocol with respect to any request to accelerate the effectiveness of the SB-2/A.
We have noted the contact information provided by the Commission and wish to thank these contacts for their assistance and prompt review of the SB-2/A. Please feel free to call me at (661) 716-1320, or our counsel, C.N. Franklin Reddick, at (310) 229-1000 if you require additional information or clarification of our responses.

Sincerely, Mr. W. Kirk Bosché Chief Financial Officer

cc:	Mark Wojciechowski, Securities and Exchange Commission
Donald Delaney, Securities and Exchange Commission
Ronald Winfrey, Securities and Exchange Commission
Carmen Moncada-Terry, Securities and Exchange Commission